EXHIBIT 12

Rayonier Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(Unaudited, in thousands of dollars)

	Nine Months Ended September 30,
	2003	2002
Earnings:
Net Income	$48,000	$41,281
Add:
Loss from discontinued operations	—	767
Income tax	12,289	16,716
Amortization of capitalized interest	1,868	1,946

	62,157	60,710
Adjustments to earnings for Fixed Charges:
Interest and other financial charges	36,853	45,349
Interest factor attributable to rentals	617	1,225

	37,470	46,574

Earnings as adjusted	$99,627	$107,284

Total Fixed Charges Above	$37,470	$46,574

Ratio of earnings as adjusted to total fixed charges	2.66	2.30

Effective tax rate	20%	28%